SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NeoRx Corporation

(Name of Issuer)

COMMON STOCK, par value $0.02

(Title of Class of Securities)

640520300

(CUSIP Number)

Bay City Capital Management LLC

750 Battery Street, Suite 400

San Francisco California 94111

(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP NO. 640520300	13D	Page 2 of 12 pages
Amendment No. 3

1.	Names of Reporting Persons The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	Sec Use Only

4.	Source of Funds n/a

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant To Item 2(d) Or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP NO. 640520300	13D Amendment No. 3	Page 3 of 12 pages

1.	Names of Reporting Persons Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP NO. 640520300	13D	Page 4 of 12 pages

Amendment No. 3

1.	Names of Reporting Persons Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP NO. 640520300	13D	Page 5 of 12 pages

Amendment No. 3

INTRODUCTION

Bay City Capital Management LLC, a Delaware limited liability company (“Management”), hereby files this Amendment No. 3 (the “Amendment”) to the Statement on Schedule 13D, as amended (the “Statement”) on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

Management is the general partner of The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”). Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”) provides investment advice to BCC.

On April 21, 2004, BCC distributed 2,365,200 shares of Common Stock of the Issuer to its partners, representing all of BCC’s interests in the Issuer. BCC’s limited partners are BCC Amalgamated, L.L.C. and The Craves Group LLC, and its general partner is Management. Management in turn distributed to its members all of its interest in the Common Stock of the Issuer. Management’s members are BCC Amalgamated, L.L.C. and The Craves Group LLC. Each of BCC and Management are beginning the process of liquidation.

Item  2.    Identity and Background.

This Amendment is filed on behalf of BCC, Management and BCC LLC, which serves as an investment advisor to Management pursuant to an advisory agreement. BCC, Management and BCC LLC are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

CUSIP NO. 640520300	13D	Page 6 of 12 pages

Amendment No. 3

a.        BCC

The principal executive offices of BCC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies.

b.        BCC Management

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, L.L.C., a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

c.        BCC LLC

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: PCP-BCC Acquisition, LLC, a Delaware limited liability company (“PCP-BCCA”), which purchased all of BCC Amalgamated, L.L.C.’s interest in BCC LLC as of March 24,

CUSIP NO. 640520300	13D	Page 7 of 12 pages

Amendment No. 3

2004 (65.23%); Frederick B. Craves (21.74%); Sanford Zweifach (5.80%); Carl Goldfischer (5.80%); and Lori Robson (1.43%). The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source	and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose	of the Transaction.

The purpose of the transaction is to distribute all Common Stock of the Issuer held by each of BCC and Management in connection with each entity’s process of liquidation.

Item 5. Interest	in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

CUSIP NO. 640520300	13D	Page 8 of 12 pages

Amendment No. 3

(a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer’s report on Form 10-K for the fiscal year ending December 31, 2003, stating that the Issuer had 30,048,101 shares of Common Stock outstanding as of February 27, 2004) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

Reporting Person	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote Shared Sole		Power to Dispose Shared Sole
Fund	-0-	0%	-0-	-0-	-0-	-0-
Management	-0-	0%	-0-	-0-	-0-	-0-
Bay City LLC	-0-	0%	-0-	-0-	-0-	-0-

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

The Reporting Persons note that Dr. Frederick B. Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC and Management, is a member of the Issuer’s Board of Directors.

(c)        To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as described in the Introduction.

CUSIP NO. 640520300	13D	Page 9 of 12 pages

Amendment No. 3

(d)        To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(e)        The Reporting Persons ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer on April 21, 2004.

Item 6. Contracts,	Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

All contracts have been previously reported.

Item 7. Materials	to Be Filed as Exhibits.

None.

CUSIP NO. 640520300	13D Amendment No. 3	Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2004

BAY CITY CAPITAL MANAGEMENT LLC

By:	\s\ Fred B. Craves
Name:	Frederick B. Craves
Its:	Manager and Managing Director

CUSIP NO. 640520300	13D Amendment No. 3	Page 11 of 12 pages

Schedule 1 to Schedule 13D

Bay City Capital Management LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1) Each of Messrs. Craves, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 640520300	13D Amendment No. 3	Page 12 of 12 pages

Schedule 2 to Schedule 13D

Bay City Capital LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or .Employment
Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1) Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.